EXHIBIT 3

EURO DISNEY S.C.A. Group

Fiscal Year 2005 Results Announcement

RECONCILIATION OF SHAREHOLDERS’ EQUITY AND MINORITY INTEREST

(€ in millions)	Share Capital Premium	Accumulated Deficit	Total Shareholders’ Equity	Minority Interests
Balances at September 30, 2004	1,246.5	(1,306.4)	(59.9)	339.6

Reclassification between accumulated deficit and minority interests in EDA based upon 82% / 18% ownership split	—	215.5	215.5	(215.5)

Proceeds from Equity Rights offering, net of € 18.3 million in underwriting and issuance costs	235.0	—	235.0	—

Net Loss Fiscal Year 2005	—	(94.9)	(94.9)	(20.6)

Other	—	—	—	2.8
Balances at September 30, 2005	1,481.5	(1,185.8)	295.7	106.3